Exhibit 99.1

Sebastián Martí
Ternium - Investor Relations
+1   (866) 890 0443
+54 (11) 4018 2389
www.ternium.com

Ternium Announces Annual and Extraordinary General Meetings of Shareholders

Luxembourg, March 27, 2015 – Ternium S.A. (NYSE: TX) announced today that its annual general meeting of shareholders will be held on Wednesday May 6, 2015, at 2:30 p.m. (Luxembourg time) at the Company’s registered office, located at 29, avenue de la Porte-Neuve, L-2227, Luxembourg, and that an extraordinary general meeting of shareholders will be held immediately after the adjournment of the annual general meeting of shareholders at the same location.  Each holder of Ternium ADSs as of April 7, 2015, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The Notice and Agenda for the meetings, the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2014 annual report (which includes the Company’s consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012, and the Company’s annual accounts as of December 31, 2014, together with the board of directors’ and the independent auditors’ reports thereon) and other related documents, are available on our website at http://www.ternium.com/en/ir-home. Copies of such documents are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time. In addition, shareholders registered in the Company’s share register may obtain electronic copies of each such document free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 11.0 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.